

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

George Chamoun
Chief Executive Officer
ACV Auctions Inc.
640 Ellicott Street, #321
Buffalo, New York 14203

> **Re: ACV Auctions Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on December 11, 2020**
> **CIK No. 0001637873**

Dear Mr. Chamoun:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 11, 2020

Prospectus Summary, page 1

1. We note your statement starting at the bottom of page 1 that "[w]holesale channels supply a significant portion of the inventory for over 50,000 automotive dealers in the United States." Please revise your disclosure to quantify the portion.

2. We note your statements in the first paragraph on page 4 and elsewhere in the prospectus regarding the global wholesale market and the magnitude of the opportunity you believe it represents for your business. We further note that all of your existing business appears to be limited to the United States, and you do not describe in the prospectus any plans for international expansion. In light of this, please either revise your disclosure to discuss your plans for international expansion, including anticipated timing, geographic scope,

barriers to entry and resources required, or revise your disclosure to remove references to international expansion.

Risk Factors Summary, page 8

3.   Please balance your Summary by providing enhanced discussion of the material risks to your business and this offering. In this regard, balance the description of your opportunities and why you win with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan, such as your history of net losses and significant competitors. Please include similar disclosure elsewhere in your prospectus, as appropriate.

Risk Factors
Failure to properly and accurately inspect the condition of vehicles sold through our marketplace, or to deal effectively with fraudulent ac, page 25

4.   Please quantify the number or percentage of complaints from buyers and sellers who believe your inspection reports are not consistent with the condition of the relevant vehicle sold through your marketplace. In addition, please revise your disclosure to clarify whether your vehicle condition inspectors are employees or independent contractors or a mix of the two. To the extent they are independent contractors, please address the risks, if any, that your lack of control over their inspection activities bears on the quality of their inspections. Please make conforming revisions throughout the prospects.

Key Operating and Financial Metrics , page 63

5.   We note your key operating and financial metrics include Marketplace Units and Marketplace GMV. Please clarify your disclosure to indicate whether these metrics consider vehicles returned. Additionally, we note Marketplace Units excludes vehicles that were inspected but not sold whereas Marketplace GMV includes the dollar value of vehicles "transacted". Please define "transacted" and whether it refers only to a successful sale on your platform. Revise your disclosure as necessary.

Non-GAAP Financial Measures, page 64

6.   Please clarify for us what the $23,000 adjustment for other (income) expense, net represents.

Factors Affecting Our Performance
Increasing Marketplace Units, page 65

7.   Please clearly define what your cohort represents and explain the usefulness of presenting only one cohort. Please tell us how it is meaningful to investors and your consideration of providing another cohort.

Business
Competition, page 96

8.   Please disclose the approximate percentages of the North American whole car auction market controlled by Manheim and KAR Auction Services.

Description of Capital Stock
Choice of Forum, page 129

9.   Regarding the provision in your amended and restated certificate of incorporation asserting that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, please disclose (1) that there is uncertainty as to whether a court would enforce such provision and (2) that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Marketplace and service cost of revenue, page F-13

10.   We note your disclosure on page 65 that your non-GAAP measure, adjusted EBITDA, includes interest expense reflected in your statement of operations caption "Marketplace and service cost of revenue". However, your policy disclosure of Marketplace and service cost of revenue does not appear to include interest expense. Please explain the nature of the interest expense and revise your disclosure as necessary.

Revenue, page F-25

11.   Please explain whether your disaggregated disclosure of the components of marketplace and service revenue includes your fees for financing accounted for under ASC 310-20. If so, explain how your disclosure complies with ASC 606-10-50-5 and 50-4, requiring revenues recognized from contracts with customers to be disclosed separately from other sources.

Acquisitions, page F-29

12.   Please explain how you considered the guidance in ASC 805-10-55-24 and 805-10-55-25 in determining that the earn-out payment should not be accounted for as contingent consideration and included as part of the application of the acquisition method applied to TruePartners USA.

You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services